Delisting Determination, The Nasdaq Stock Market, LLC, May 16, 2024, Arcimoto, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Arcimoto, Inc., effective at the opening of the trading session on May 28, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(1), 5450(b)(1)(A), 5250(c)(1) and 5250(f).
The Company was notified of the Staff determination on April 22, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on May 1, 2024. The Staff determination to delist the Company securities became final on May 1, 2024.